Our Ref: SIHL/ADR/05

By Courier

22nd December 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of press announcement dated 21st December 2005 regarding the revision of annual caps regarding continuing connected transactions pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

SIIC 上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

REVISION OF ANNUAL CAPS REGARDING CONTINUING CONNECTED TRANSACTIONS

Reference is made to an announcement made by the Company on 1st September 2005 regarding certain continuing connected transactions, including the entering into of the raw chemical purchasing agreement by Chifeng Mengxin with Chifeng Group.

The Board announces that the unexpected increase in sales of Chifeng Mengxin in the second half of 2005 resulting in a corresponding increase in the purchase of raw chemicals by Chifeng Mengxin from Chifeng Group coupled with the continual rise in raw chemical prices had led to an increase in the aggregate transaction amount of the relevant continuing connected transactions. It is expected that such amount would exceed the annual caps announced previously. Therefore, the Board proposed to revise the existing annual caps under the relevant continuing connected transactions with all the terms and conditions under the Agreement remaining unchanged.

RAW CHEMICAL PURCHASING AGREEMENT

Reference is made to an announcement ("the Announcement") made by Shanghai Industrial Holdings Limited ("the Company") on 1st September 2005 regarding certain continuing connected transactions, including the entering into of the raw chemical purchasing agreement ("the Agreement") by the Company's subsidiary, Chifeng Mengxin Pharmaceutical Co., Ltd. ("Chifeng Mengxin"), with its substantial shareholder, Chifeng Pharmaceutical (Group) Co., Ltd. ("Chifeng Group"). The transactions are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules"), but are exempt from the independent shareholders' approval requirements under Rule 14A.48 of the Listing Rules.

REASONS FOR REVISION OF THE ANNUAL CAPS AND THE PROPOSED CAPS

The Board of Directors (the "Board") of the Company announces that the unexpected increase in sales of Chifeng Mengxin in the second half of 2005 resulting in a corresponding increase in the purchase of raw chemicals by Chifeng Mengxin from Chifeng Group coupled with the continual rise in raw chemical prices had led to an increase in the aggregate transaction amount of the relevant continuing connected transactions. In light of the aggregate transaction amount for the nine months ended 30th September 2005 totalling about RMB8,764,000 (equivalent to approximately HK$8,427,000) almost reached the whole of the annual caps for the year 2005, the Directors (including the independent non-executive Directors) considered that the revision of the existing annual caps for the transactions under the Agreement is necessary and confirm that all the terms and conditions under the Agreement including the payment terms will remain unchanged. The table below sets out the existing annual caps and the proposed revised annual caps:–

	Existing annual caps	Increased amount	Revised annual caps
2005	RMB9,500,000 (about HK$9,135,000)	RMB3,700,000 (about HK$3,558,000)	RMB13,200,000 (about HK$12,692,000)
2006	RMB10,925,000 (about HK$10,505,000)	RMB4,915,000 (about HK$4,726,000)	RMB15,840,000 (about HK$15,231,000)
2007	RMB12,564,000 (about HK$12,081,000)	RMB6,436,000 (about HK$6,188,000)	RMB19,000,000 (about HK$18,269,000)

The revised annual caps have been arrived at after taking into consideration the historical transaction amount under the relevant continuing connected transactions for the nine months ended 30th September 2005 with an annual increment of 20% for the annual cap during the term of the Agreement. Such annual increment has taken into consideration (1) the operating performance of Chifeng Mengxin for the latter half of 2005, (2) the anticipated growth rate of the medical industry and (3) the overall economic growth rate of Mainland, PRC. Given that the anticipated growth rate of medical industry in the PRC ranged from 15% to 20% as noted from the articles published in the relevant website and the transaction amount for the nine months ended 30th September 2005 when compared to the 2004 full year figures of RMB7,444,000 as disclosed in the Announcement represents an increase of approximately 18%, it is considered that the estimated 20% annual increment is fair and reasonable.

As disclosed in the Announcement, the Directors (including the independent non-executive Directors) consider that the terms of the transactions under the Agreement are fair and reasonable and in the best interest of the Company and the shareholders of the Company as a whole.

LISTING RULES

Chifeng Group holds a 17.91% equity interest in Chifeng Mengxin and is accordingly a substantial shareholder of Chifeng Menxin and a connected person of the Company pursuant to Rule 14A.11(1) of the Listing Rules. The transactions under the Agreement constitute continuing connected transactions of the Company. The applicable percentage ratios for transactions under the Agreement on an annual basis exceed 0.1% but do not exceed 2.5% after taking into account the revised annual caps. The transactions are subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but are exempt from the independent shareholders' approval requirements under Rule 14A.48 of the Listing Rules. In addition to the revision of annual caps as disclosed in this announcement, the Company announced the relevant details of the continuing connected transactions under the Agreement on 1st September 2005.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 21st December 2005

As at the date of this announcement, the Board of Directors of the Company is comprised of:

Executive Directors:

Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:

Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis